UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)

TECHNIP
(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE, EURO 3.05 PER SHARE AND
AMERICAN DEPOSITORY SHARES
FOR WHICH SUCH ORDINARY SHARES ARE EXCHANGABLE
 (Title of Class of Securities)

(878546209)
(CUSIP Number)

Georges PICARD
Institut Francais du Petrole
4, Avenue de Bois-Preau
92500 Rueil-Malmaison
France
Tel: 011-1-47-52-71-02
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies of all notices should be sent to:
Richard COMPEYRON
Institut Francais du Petrole
4, Avenue de Bois-Preau
92500 Rueil-Malmaison
France
Tel : 011-1-47-52-69-97


NOVEMBER 23, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box [  ]


Schedule 13D


CUSIP No. (878546209)

1.	Names of Reporting Persons.  I.R.S. Identification Nos.
of above persons (entities only):  Institut Francais du
Petrole.  I.R.S. Identification Nos.: None

2.	Check the appropriate box if a member of a Group (see
instructions):
(a)	[]
(b)	[   ]

3.	SEC Use Only
_________________________________________________
_________________________________________________________
____

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [__]

6.	Citizenship or Place of Organization: France

7.	Number of Shares Beneficially Owned by each Reporting
Person with Sole Voting Power: 1,591,553 (see Item 5)

8.	Number of Shares Beneficially Owned by each Reporting
Person with Shared Voting Power: 0

9.	Number of Shares Beneficially Owned by each Reporting
Person with Sole Dispositive Power: 1,591,553

10.	Number of Shares Beneficially Owned by each Reporting
Person with Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person: 1,591,553 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions):  [___]

13.	Percent of Class Represented by Amount in Row (11):
approximately 6.7% (see Item 5)

14.	Type of Reporting Person (See Instructions):  OO


	This statement constitutes Amendment No. 1 to the Schedule 13D filed on June 27 2003 by Institut Francais du Petrole, a
French etablissement professionnel ("IFP"), with respect to the ordinary shares, nominal value EURO 3.05 PER share ("Ordinary Shares"), and American depository shares ("ADS's") for which such Ordinary Shares may be exchanged, of Technip a French societe anonyme (the "Issuer"). References herein to Ordinary Shares are references also to ADSs unless the context indicates otherwise.


Item 4.		Purpose of the Transaction


Item 4 is amended to add the following final paragraph:


"Article 12 of the Issuer's bylaws provides that each Ordinary Share held in registered form on the Issuer's books in the name of the same holder for two consecutive years confers on the shareholder the right to two votes (or "double voting rights"). Pursuant to Article 12, IFP acquired double voting rights on November 23, 2003."



Item 5.		Interest In Securities of the Issuer


Item 5(b) is amended to add the following paragraph to the end thereof:
"Article 12 of the Issuer's bylaws provides that each Ordinary Share held in registered form on the Issuer's books in the name of the same holder for two consecutive years confers on the shareholder the right to two votes (or "double voting rights"). Pursuant to Article 12, IFP acquired double voting rights on November 23, 2003. As of November 23, 2003, IFP was the beneficial owner of 1, 591,553 Ordinary Shares, representing approximately 6.7% of the outstanding Ordinary Shares but representing by application of article 12 of the Issuer's bylaws, based upon information received from the Issuer, approximately 11.3% of the outstanding voting power of the Ordinary Shares."



Item 7.		Material to be Filed as Exhibits

Item 7 is amended to delete Schedule I to the Schedule 13D and substitute in its place the Schedule 1 attached to this Amendment No. 1.

Schedule I	List of the Officers and Directors of Institut
Francais du Petrole

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 16, 2004



							Institut Francais du
Petrole

							By: /s/ Georges PICARD
							Name: Georges PICARD
							Title: Executive Vice
								  President


SCHEDULE I
TO AMENDMENT NO. 1 TO SCHEDULE 13 D
FILED BY INSTITUT FRANCAIS DU PETROLE

M. Olivier APPERT
President
INSTITUT FRANCAIS DU PETROLE
1 and 4 avenue de Bois Preau
92500 RUEIL-MALMAISON
Citizenship :  France



M. Michel BENEZIT
Directeur Afrique
TotalFinaElf
Tour Coupole
2, Place de la Coupole
92078 PARIS LA DEFENSE 6
Citizenship :  France

M. Christian CARRERAS
Representant du Syndicat
FORCE OUVRIERE
3 rue des Cedres
64150 LAGOR
Citizenship :  France




M. Pascal COLOMBANI
Associate Director
A.T. KEARNEY
7 Place d Iena
BP 2109
75771 PARIS CEDEX
Citizenship :  France

M. Alfonso CORTINA
President Directeur General
REPSOL YPF
Paseo de la Castellana, 278 - 280
28046 MADRID
ESPANA
Citizenship :  Spain

M. Jean-Paul CRESSY
Federation Chimie Energie CFDT
47 - 49 avenue Simon Bolivar
75950 PARIS CEDEX 19
Citizenship :  France


M. Jacques DEYIRMENDJIAN
Delegue General du Groupe GAZ DE
FRANCE
President Directeur General de
GDF International
GAZ DE FRANCE
23 rue Philibert Delorme
75017 PARIS
Citizenship :  France

M. Georges DOUIN
Directeur Plan Produits et
Operations Internationales
RENAULT S.A.
7eme etage
13 - 15 quai Le Gallo
92513 BOULOGNE-BILLANCOURT
Citizenship :  France

M. Michel de FABIANI
President Europe du Groupe BP
BP FRANCE
Btiment Newton - Parc St
Christophe
10 avenue de l Entreprise
95866 CERGY PONTOISE
Citizenship :  France

M. Philippe GILLET
Directeur de l Ecole Normale
Superieure de Lyon
46 allee d'Italie
69364 LYON CEDEX 07
Citizenship :  France

M. Jean-Pierre LAMOURE
President Directeur General
SOLETANCHE-BACHY
6 rue de Watford
92000 NANTERRE
Citizenship :  France

M. Dominique MAILLARD
Directeur General de l Energie et
des Matieres Premieres
61 boulevard Vincent Auriol
75703 PARIS CEDEX 13
Citizenship :  France



M. Charles MATTENET
Direction Generale Exploration-
Production
Directeur Strategie Croissance
TotalFinaElf
2 place de la Coupole
92078 PARIS LA DEFENSE 6
Citizenship :  France

M. Peter MELLBYE
Executive Vice President
STATOIL
N-4035 STAVANGER
NORWAY
Citizenship :  Norway

M. Robert PEUGEOT
Directeur Innovation et Qualite
de PSA
PSA PEUGEOT CITROEN
18 rue des Fauvelles
92250 LA GARENNE-COLOMBES
Citizenship :  France

M. Daniel VALOT
President Directeur General
TECHNIP
Tour Technip
170 Place Henri Regnault
92973 PARIS LA DEFENSE 6
Citizenship :  France


M. Jean-Paul VETTIER
Directeur General Raffinage
Marketing
TotalFinaElf
Tour Total
24 cours Michelet
92069 PARIS LA DEFENSE CEDEX
 Citizenship :  France